09055819

SEC[...]ISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53425

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING * 07/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VENECREDIT SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1111 BRICKELL AVE STE 1575
(No. and Street)

MIAMI (City) FL (State) 33131 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ALFONSO OSORIO 3053722446
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CROWE HORWATH LLP
(Name – *if individual, state last, first, middle name*)

6750 NORTH ANDREWS AVE. STE 200 FT. LAUDERDALE, FL 33309
(Address) (City) (State) (Zip Code)

SEC Mail Processing Section
FEB 27 2009
Washington, DC
111

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Alfonso Osorio, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Venecredit Securities, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

German Garcia-Velutini

Ricardo Simon

Signature

Title

Notary Public

NAJIB NICOLAS
MY COMMISSION # DD 752722
EXPIRES: March 25, 2012
Bonded Thru Notary Public Underwriters

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Crowe Horwath™

Crowe Horwath LLP
Member Horwath International

Board of Directors
Venecredit Securities, Inc.
Miami, Florida 33131

Professional standards require that we communicate matters related to our audit of the financial statements of Venecredit Securities Inc. ("the Company") that we consider significant and relevant to the responsibilities of Those Charged with Governance in overseeing the financial reporting process. Those Charged with Governance includes the person(s) with responsibility for overseeing the strategic direction of and obligations related to the accountability of the company. We cover such matters below.

AUDITOR'S RESPONSIBILITY UNDER AUDITING STANDARDS GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA

Those Charged with Governance should understand that the auditor is responsible for forming and expressing an opinion about whether the financial statements that have been prepared by management with the oversight of Those Charged with Governance are presented fairly, in all material respects, in conformity with accounting principles generally accepted in the United States of America and that the audit of the financial statements does not relieve management or Those Charged with Governance of their responsibilities. Refer to our engagement letter with the Company for further information on the responsibilities of management and Crowe Chizek and Company LLC.

SIGNIFICANT ACCOUNTING POLICIES AND MANAGEMENT JUDGMENTS AND ACCOUNTING ESTIMATES

Significant Accounting Policies: Those Charged with Governance should be informed of the initial selection of and changes in significant accounting policies or their application. Also, Those Charged with Governance should be aware of methods used to account for significant unusual transactions and the effect of significant accounting policies in controversial or emerging areas where there is a lack of authoritative consensus. We believe management has the primary responsibility to inform Those Charged with Governance about such matters. To assist you in your oversight role, we also provide the following:

Accounting Standard	Impact of Adoption
Significant Unusual Transactions.	No such matters noted
Significant Accounting Policies in Controversial or Emerging Areas. Describe the area.	No such matters noted

Management Judgments And Accounting Estimates: Further, accounting estimates are an integral part of the financial statements prepared by management and are based upon management's current judgments. These judgments are based upon knowledge and experience about past and current events and assumptions about future events. Certain estimates are particularly sensitive because of their significance and because of the possibility that future events affecting them may differ markedly from management's current judgments and may be subject to significant change in the near term.

The process used by management in formulating particularly sensitive accounting estimates and the primary basis for our conclusions regarding the reasonableness of those estimates primarily involved the following areas for this year:

Area / Accounting Policy	Judgments and Estimates
Fair Values of Investment Securities and Other Financial Instruments	The disclosure of fair values of securities and other financial instruments requires management to use certain assumptions and estimates pertaining to the fair values of its financial assets and financial liabilities. We reviewed the reasonableness of these estimates and assumptions.
Impairment of Investment Securities	The fair value of certain securities was less than amortized cost. Management believes the decline in market value below cost does not represent an other-than-temporary impairment, and thus no loss was recognized on the income statement. We reviewed this judgment based on the evidence management provided as to the impact of market conditions on those securities. We also reviewed the evidence provided by management that it has the ability and intent to hold these securities until the forecasted recovery date.
Useful Lives of Fixed Assets	Management has determined the economic useful lives of fixed assets based on past history of similar types of assets, future plans as to their use, and other factors that impact their economic value to the entity. We have tested management's estimate of the economic useful lives based on past asset acquisitions and other factors that impact their economic value to the entity.

AUDITOR'S JUDGMENTS ABOUT QUALITATIVE ASPECTS OF SIGNIFICANT ACCOUNTING PRACTICES

We are to discuss with Those Charged with Governance our comments about the following matters related to the Company's accounting policies and financial statement disclosures. Accordingly, these matters will be discussed during our meeting with Those Charged with Governance.

- The appropriateness of the accounting policies to the particular circumstances of the entity, considering the need to balance the cost of providing information with the likely benefit to users of the entity's financial statements.
- The overall neutrality, consistency, and clarity of the disclosures in the financial statements.
- The effect of the timing of transactions in relation to the period in which they are recorded.
- The potential effect on the financial statements of significant risks and exposures, and uncertainties that are disclosed in the financial statements.
- The extent to which the financial statements are affected by unusual transactions including nonrecurring amounts recognized during the period, and the extent to which such transactions are separately disclosed in the financial statements.
- The issues involved, and related judgments made, in formulating particularly sensitive financial statement disclosures.
- The factors affecting asset and liability carrying values, including the entity's bases for determining useful lives assigned to tangible and intangible assets.
- The selective correction of misstatements, for example, correcting misstatements with the effect of increasing reported earnings, but not those that have the effect of decreasing reported earnings.

CORRECTED AND UNCORRECTED MISSTATEMENTS

Corrected Misstatements: We are to inform Those Charged with Governance of material corrected misstatements that were brought to the attention of management as a result of our audit procedures.

There were no such misstatements.

Uncorrected Misstatements: We are to inform Those Charged with Governance of uncorrected misstatements that were aggregated by us during the current engagement and pertaining to the latest and prior period(s) presented that were determined by management to be immaterial, both individually and in the aggregate, to the financial statements taken as a whole. For your consideration, we have distinguished misstatements between known misstatements and likely misstatements.

Refer to attached schedule.

COMMUNICATIONS REGARDING OUR INDEPENDENCE FROM THE COMPANY

Auditing standards generally accepted in the United States of America require independence for all audits and we confirm that we are independent auditors with respect to the Company under the independence requirements established by the American Institute of Certified Public Accountants and the Securities and Exchange Commission.

Additionally, we wish to communicate that we have no relationships with the Company that, in our professional judgment, may reasonably be thought to bear on our independence and that we gave significant consideration to in reaching the conclusion that our independence has not been impaired.

OTHER COMMUNICATIONS

Communication Item	Results
Other Information In Documents Containing Audited Financial Statements Those Charged with Governance often consider information prepared by management that accompanies the financial statements. To assist your consideration of this information, you should know that we are required by audit standards to read such information and consider whether such information, or the manner of its presentation, is materially inconsistent with information in the financial statements. If we consider the information materially inconsistent based on this reading, we are to seek a resolution of the matter.	We read Form X-17A and noted no material inconsistencies or misstatement of facts in such information based on our reading thereof
Significant Difficulties Encountered During the Audit We are to inform Those Charged with Governance of any significant difficulties encountered in dealing with management related to the performance of the audit.	There were no significant difficulties encountered in dealing with management related to the performance of the audit.
Disagreements With Management We are to discuss with Those Charged with Governance any disagreements with management, whether or not satisfactorily resolved, about matters that individually or in the aggregate could be significant to the Company's financial statements or the auditor's report.	During our audit, there were no such disagreements with management.
Consultations With Other Accountants If management consulted with other accountants about auditing and accounting matters, we are to inform Those Charged with Governance of such consultation, if we are aware of it, and provide our views on the significant matters that were the subject of such consultation.	We are not aware of any instances where management consulted with other accountants about auditing or accounting matters since no other accountants contacted us, which they are required to do by Statement on Auditing Standards No. 50, before they provide written or oral advice.

Communication Item	Results
Representations The Auditor Is Requesting From Management We are to provide Those Charged With Governance with a copy of management's requested written representations to us.	We direct your attention to a copy of the letter of management's representation to us provided separately.
Significant Issues Discussed, or Subject to Correspondence, With Management We are to communicate with Those Charged with Governance any significant issues that were discussed or were the subject of correspondence with management.	We direct your attention to a copy of the management letter for which describe matters in the internal control that should be aware to you.
Other Findings or Issues We Find Relevant or Significant We are to communicate to Those Charged with Governance other findings or issues, if any, arising from the audit that are, in our professional judgment, significant and relevant to those charged with governance regarding their oversight of the financial reporting process.	There were no such other findings or issues that are, in our judgment, significant and relevant to those charged with governance regarding their oversight of the financial reporting process.

We were pleased to serve your Company as its independent auditors and look forward to our continued relationship. We provide the above information to assist you in performing your oversight responsibilities, and would be pleased to discuss this letter or any matters further, should you desire. This letter is intended solely for the information and use of Those Charged with Governance and, if appropriate, management and is not intended to be and should not be used by anyone other than these specified parties.

Crowe Horwath LLP

Crowe Horwath LLP

Fort Lauderdale, Florida
February 10, 2009

Crowe Horwath™

Crowe Horwath LLP
Member Horwath International

Board of Directors
Miami, Florida 33131

In planning and performing our audit of the financial statements of Venecredit Securities Inc. ("Company") as of and for the six month period ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Our consideration of internal control was for the limited purpose described in the preceding paragraph and was not designed to identify all deficiencies in internal control that might be significant deficiencies or material weaknesses and therefore, there can be no assurance that all deficiencies, significant deficiencies, or material weaknesses have been identified. However, as discussed below, we identified certain matters that we are required to or wish to communicate to you. Matters communicated in this letter are classified based on Statement on Auditing Standards No. 115, *Communicating Internal Control Related Matters Identified in an Audit* as follows.

- Significant Deficiency - A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

Accounting for Trades		**Significant Deficiency**
Observation:	The Company is recording income related to trades on a settlement date basis as opposed to a trade date basis as required by Generally Accepted Accounting Principles in the Untied States of America ("USGAAP").	
Recommendation:	The Company should record income related trades on the trade date to comply with USGAAP.	

Trailer Fees	Significant Deficiency
Observation:	The Company receives statements on a monthly basis from Pershing (a third party service provider) indicating the amount of revenues collected each month. These statements are on the cash basis of accounting and yet no formal reconciliation is performed periodically by management to agree these statements to the amount recognized in the general ledger on the accrual basis of accounting.
Recommendation:	The Company should establish a process in which reconciles amounts per third party statements to the trial balance.

Rent Expense	Significant Deficiency
Observation:	The Company does not properly calculate straight-line amortization of leases with regards to escalation clauses.
Recommendation:	The Company should evaluate future escalation clauses relating to certain branches in order to comply with provisions of Statement of Financials Standards No. 13.

This communication is intended solely for the information and use of management, the Board of Directors, and others within the organization and is not intended to be and should not be used by anyone other than these specified parties.

Crowe Horwath LLP

Crowe Horwath LLP

Fort Lauderdale, Florida
February 10, 2009

VENECREDIT SECURITIES, INC.
(A Wholly-Owned Subsidiary of VBT Holdings, LTD.)
Miami, Florida

FINANCIAL STATEMENTS
As of and for the six month period ended December 31, 2008

CONTENTS

Crowe Horwath™

Crowe Horwath LLP
Member Horwath International

REPORT OF INDEPENDENT AUDITORS

Board of Directors and Stockholder
Venecredit Securities, Inc.
Miami, Florida

We have audited the accompanying statement of financial condition of Venecredit Securities, Inc. as of December 31, 2008, and the related statements of operations, changes in stockholder's equity, and cash flows for the six month period ended December 31, 2008 that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Venecredit Securities, Inc. as of December 31, 2008, and the results of its operations and its cash flows for the six month period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in the accompanying Schedule of the Computation of Net Capital Pursuant to Rule 17a-5 as of December 31, 2008 and Schedule of the Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 as of June 30, 2008 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Crowe Horwath LLP

Crowe Horwath LLP

Fort Lauderdale, Florida
February 10, 2008

VENECREDIT SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2008

ASSETS	
Cash equivalents	$ 915,436
Securities owned	1,082,368
Commissions and fees receivable	11,427
Office furnishings, equipment, and leasehold improvements, at cost, less accumulated depreciation of $95,473.93	62,120
Prepaid expenses and other assets	143,575
	$2,214,926
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Accounts payable	$ 1,035
Accrued commissions	118,307
Accrued expenses and other liabilities	45,405
	164,747
Stockholder's equity	
Common stock, $1 par value; 1,000,000 shares authorized, 1,000,000 shares issued and outstanding	1,000,000
Retained earnings	1,050,179
Total stockholder's equity	2,050,179
	$ 2,214,926

See accompanying notes to financial statements.

VENECREDIT SECURITIES, INC.
STATEMENT OF OPERATIONS
Six month period ended December 31, 2008

Revenue:	
Commissions	$ 744,921
Interest income	25,102
Other income	81,838
	851,861
Expenses:	
Compensation and benefits	209,030
Commission expense	209,668
Professional services	30,718
Occupancy and equipment	77,769
Insurance	18,430
Other	66,225
	611,840
Income before income taxes	240,021
Income taxes	90,786
Net income	$ 149,235

See accompanying notes to financial statements.

VENECREDIT SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
Six month period ended December 31, 2008

	Common Stock	Retained Earnings	Total
Balance at July 1, 2008	$1,000,000	$ 900,944	$1,900,944
Net income	-	149,235	149,235
Balance at December 31, 2008	$1,000,000	$ 1,050,179	$ 2,050,179

See accompanying notes to financial statements.

VENECREDIT SECURITIES, INC.
STATEMENT OF CASH FLOWS
For the six month period ended December 31, 2008

Cash flows from operating activities	
Net income	$ 149,235
Adjustments to reconcile net income to net cash used in operating activities	
Depreciation	4,951
Changes in assets and liabilities	
Securities owned	(669,565)
Commissions and fees receivable	13,573
Prepaid expenses and other assets	40,777
Accounts payable	(5,713)
Accrued commissions	18,786
Accrued expenses and other liabilities	(46,126)
Net cash used in operating activities	(494,082)
Cash flows from investing activities	
Purchases of office furnishings and equipment	(65,210)
Net cash used in investing activities	(65,210)
Net change in cash and cash equivalents	(559,292)
Cash and cash equivalents at beginning of period	1,474,728
Cash and cash equivalents at end of period	$ 915,436
Supplemental disclosures:	
Income taxes paid	$ 110,268

See accompanying notes to financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business: Venecredit Securities, Inc. (the Company) was formed in May 2001 and is a broker-dealer registered with the Securities and Exchange Commission (SEC). The Company commenced operations in March 2002. The Company is a wholly-owned subsidiary of VBT Holdings, LTD. The Company offers securities transaction services to its customers. The Company clears its securities transactions on a fully-disclosed basis through Pershing LLC, a subsidiary of The Bank of New York (Pershing). The Company is a member of and is regulated by the Financial Industry Regulatory Authority. The Company primarily operates in South Florida and Venezuela.

Revenue Recognition: Proprietary and customer securities transactions and related revenue and expense are recorded on a trade date basis.

Securities Owned: The Company engages in trading activities for its own account. Securities are held principally for resale in the near term and recorded at fair value with changes in fair value included in other income on the statement of operations. Quoted market prices are used to determine the fair value of securities owned.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Statement of Cash Flows: The Company considers cash on hand, amounts due from depository institutions and short-term investments having an initial maturity of three months or less as cash and cash equivalents for purposes of the statement of cash flows.

Financial Instruments with Off-Balance-Sheet Risk: The Company, under the correspondent agreement with its clearing broker, has agreed to indemnify the clearing broker from damages or losses resulting from customer transactions. The Company is, therefore, exposed to off-balance-sheet risk of loss in the event that customers are unable to fulfill contractual obligations including their obligations under margin accounts. There were no accounts with margin balances as of December 31, 2008. Since its inception, the Company has never been required to make a payment under this indemnification. In addition, the Company believes that it is unlikely it will have to make material payments under this indemnity. Accordingly, the Company has not recorded any contingent liability in its financial statements for this indemnity.

(Continued)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Office Furnishings, Equipment, and Leasehold Improvements: Office furnishings, equipment, and leasehold improvements are stated at cost, less accumulated depreciation that is computed using the straight-line method. Office furnishings and equipment are depreciated over their useful lives, which range from three to five years. Leasehold improvements are depreciated over the lesser of their useful lives or the remaining lease term, which range from six to seven years.

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there are presently such matters that will have a material effect on the financial statements.

Income Taxes: Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates.

NOTE 2 - FULLY-DISCLOSED CLEARING AGREEMENT

In 2002, the Company entered into a fully-disclosed clearing agreement with Pershing whereby customer accounts are cleared and carried by Pershing. The agreement calls for the Company to maintain a deposit balance in an account maintained by Pershing. At December 31, 2008, the Company had $100,000 of cash on deposit to satisfy this requirement and this is included in other assets on the statement of financial condition. Either party may terminate the agreement without cause upon the receipt of 90 days written notice.

(Continued)

NOTE 3 - SECURITIES OWNED AND CONCENTRATIONS OF CREDIT RISK

As of December 31, 2008 securities owned were as follows:

Corporate Bonds:	
BP	$ 54,964
Credit Suisse	49,994
Pioneer	30,020
Abbott Labs	100,183
John Deere	10,032
Caterpillar	99,372
IBM	20,071
Target	101,064
Citigroup	34,581
Wal-Mart	119,475
General Electric	250,845
Procter & Gamble	207,967
	1,078,568
Equity:	
Fannie Mae	3,800
	$ 1,082,368

As of December 31, 2008, the Company had concentrations of credit risk with depository institutions in the form of bank accounts, time deposits and clearing deposits, as well as with commercial entities in the form of corporate bonds.

(Continued)

NOTE 4 -FAIR VALUE

Statement of Financial Accounting Standards No. 157 ("SFAS No. 157") establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a reporting entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

As of December 31, 2008, the fair values of trading securities owned by the Company are determined by obtaining quoted prices based on active markets and from nationally recognized securities exchanges (Level 1).

NOTE 5 - INCOME TAXES

Income tax expense for the six month period ended December 31, 2008 was as follows.

Current	$	58,680
Deferred		32,106
	$	90,786

Period-end deferred tax assets and liabilities were due to the following.

Deferred tax assets:		
Fixed asset depreciation	$	21,039

The federal statutory rate for the Company is 34%. Effective tax rates differ from the federal statutory rate applied to financial statement income due to the effect of state income taxes and other miscellaneous items.

(Continued)

NOTE 6 - LEASES

In 2008, the Company renewed an operating lease for office space extending through 2013. Estimated rent commitments under this noncancelable operating lease are as follows:

2009	$ 118,873
2010	123,622
2011	128,568
2012	133,714
Thereafter	79,787
Total	$ 584,564

For the six month period ended December 31, 2008, rent expense was approximately $68,000.

(Continued)

NOTE 7 - CUSTOMER RESERVE REQUIREMENT

The Company is exempt from certain provisions of Rule 15c3-3, "Customer Protection: Reserves and Custody of Securities" under the Securities Exchange Act of 1934, since the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

NOTE 8 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company's net capital requirement is the greater of $100,000 or 6 2/3% of aggregate indebtedness. At December 31, 2008, the Company had net capital of $1,909,916 which was $1,809,916 in excess of its required net capital. The Company's net capital ratio was 0.0863 to 1 at December 31, 2008. Advances to affiliates and other equity withdrawals are subject to certain notifications and other provisions of the net capital rule of the SEC and other regulatory bodies.

SUPPLEMENTARY INFORMATION

VENECREDIT SECURITIES, INC.
SCHEDULE OF THE COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 17a-5
December 31, 2008

Total stockholder's equity		$ 2,050,179
Deductions and/or charges		
Net office furniture and equipment		(62,120)
Other non-allowable assets		(56,002)
		$ (118,122)
Net capital before haircuts on securities		1,932,057
Haircuts on securities		22,141
Net capital		$ 1,909,916
Aggregate indebtedness		
Items included in statement of financial condition		
Accounts payable		$ 1,035
Accrued commissions		118,307
Accrued expenses and other liabilities		45,405
Total aggregate indebtedness		$ 164,747
Aggregate indebtedness to net capital		8.6%
Computation of basic net capital requirement		
Minimum net capital required		$ 100,000
Net capital		1,909,916
Excess net capital		$ 1,809,916
Excess net capital at 1,000% (net capital less 10% of total aggregate indebtedness)		$ 1,893,442

There are no material differences between the amounts presented above and the amounts presented in the Company's December 31, 2008, unaudited FOCUS Part IIA filings.

Exemptive Provisions

If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k)(1) - $2,500 capital category as per Rule 15c3-1 ________

B. (k)(2)(i) - "Special Account for the Exclusive Benefit of Customers" maintained ________

C. (k)(2)(ii) - All customer transactions cleared through another broker-dealer on a fully disclosed basis
Name of clearing firm: Pershing Advisor Solutions LLC ___X___

D. (k)(3) - Exempted by the order of the Commission ________

There are no material differences between the amounts presented above and the amounts presented in the Company's December 31, 2008, unaudited FOCUS Part IIA filings.

Crowe Horwath.
Crowe Horwath LLP
Member Horwath International

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors and Stockholder
Venecredit Securities, Inc.
Miami, Florida

In planning and performing our audit of the financial statements of Venecredit Securities, Inc. (the Company), as of December 31, 2008 and for the six months period ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Crowe Horwath LLP

Crowe Horwath LLP

Fort Lauderdale, Florida
February 10, 2009

VENECREDIT SECURITIES, INC.
(A Wholly-Owned Subsidiary of VBT Holdings, LTD.)
Miami, Florida

FINANCIAL STATEMENTS
As of and for the six month period ended December 31, 2008